Filed Pursuant to Rule 433

Registration Statement No. 333-173217

Pricing Term Sheet

February 12, 2013

E. I. du Pont de Nemours and Company

$1,250,000,000 2.800% Notes due February 15, 2023
$750,000,000 4.150% Notes due February 15, 2043

Issuer:	E. I. du Pont de Nemours and Company

Title of Securities:	2.800% Notes due 2023: (the “Notes due 2023”) 4.150% Notes due 2043: (the “Notes due 2043”)

Trade Date:	February 12, 2013

Settlement Date (T+3)	February 15, 2013

Maturity Date:	Notes due 2023: February 15, 2023 Notes due 2043: February 15, 2043

Aggregate Principal Amount Offered:	Notes due 2023: $1,250,000,000 Notes due 2043: $750,000,000

Price to Public (Issue Price):	Notes due 2023: 99.965% Notes due 2043: 99.881%

Interest Rate:	Notes due 2023: 2.800% per annum Notes due 2043: 4.150% per annum

Interest Payment Dates:	Notes due 2023: Semi-annually on each February 15th and August 15th, commencing August 15th, 2013; Notes due 2043: Semi-annually on each February 15th and August 15th, commencing August 15th, 2013.

Optional Redemption:

Notes due 2023: Make-whole call at any time at the greater of 100% or the discounted present value of the remaining scheduled payments of principal and interest at Treasury Rate plus 12.5 basis points.

Notes due 2043: Make-whole call at any time at the greater of 100% or the discounted present value of the remaining scheduled payments of principal and interest at Treasury Rate plus 15 basis points.

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman. Sachs & Co. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Danske Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

CUSIP:	Notes due 2023: 263534 CK3 Notes due 2043: 263534 CJ6

Standard Chartered Bank is not a U.S. registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Credit Suisse Securities (USA) LLC by telephone at 1-800-221-1037 or by fax at 212-743-5041 or (ii) Goldman, Sachs & Co. by telephone at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com or (iii) Morgan Stanley & Co. LLC by telephone at 1-866-718-1649.